Mail Stop 3561

									September 19, 2005



Mr. Mark L. Lemond
President and Chief Executive Officer
Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, IN 47725

      Re:	Shoe Carnival, Inc.
      Form 10-K for the Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      File No. 0-21360

Dear Mr. Lemond:

	We have reviewed your response letter filed on August 19,
2005
to our comment letter dated July 25, 2005 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended January 29, 2005

Consolidated Statements of Cash Flows, page 28

1. We have reviewed your response to comment 8 in our letter dated July 25, 2005. Pursuant to paragraph 13 of SFAS 95, borrowings and repayments under debt facilities should be presented gross unless the original maturity of the liability is three months or less. Furthermore, your classification of the obligations as long-term debt supports gross presentation. Please revise your statement of cash flows in future filings accordingly.




Schedule II - Valuation and Qualifying Accounts, page 43

2. We have reviewed your response to comment 16 in our letter dated
July 25, 2005, noting that the only activity in your reserve for sales returns and allowances was a reduction to the reserve during fiscal year 2004. Given the nature of your business, we would expect there to be activity in the charged to and credited to columns of the table. Please tell us why there has been minimal or no activity in this reserve over the past three years and how that activity is consistent with your sales return history.

Form 10-Q for the Fiscal Quarter Ended April 30, 2005

Note 1 - Basis of Presentation, page 7

3. We have reviewed your response to comment 17 in our letter dated
July 25, 2005 and do not agree with your assessment that the error misstatement was quantitatively immaterial to all prior annual and quarterly periods. Although we are not requiring you to amend your previous filings, we expect that the prior period balances in your future filings be restated, for comparative purposes, to conform to your current presentation.


		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief

Mr. Mark L. Lemond
Shoe Carnival, Inc.
September 19, 2005
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